August 22, 2024

Arshia Sarkhani
Chief Executive Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX

       Re: Asset Entities Inc.
           Registration Statement on Form S-1
           Filed August 9, 2024
           File No. 333-281438
Dear Arshia Sarkhani:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. Please revise your disclosure to provide clear and consistent disclosure regarding why 30,800 shares of Class B Common Stock are issuable to the selling stockholder. In this regard, your disclosure on the cover indicates that the shares are issuable "in connection with the transactions contemplated by the Ionic Purchase Agreement," which does not appear to be consistent with your disclosure on page 5 which indicates that the shares are issuable in connection with "the Underwriting Agreement between the
       Company and Boustead, as representative of the underwriters of our initial public offering." In addition, if the shares are issuable in connection with the Ionic Purchase
       Agreement, please explain the relationship between Ionic Ventures, Sutter Securities,
       Boustead Securities, and Michael R. Jacks such that the Ionic Purchase Agreement would result in shares being issued to and sold by Michael R. Jacks.
 August 22, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Joseph J. Kaufman